Exhibit 99.1

Obsidian Energy Announces Early Start to Second Half Development Program and Corporate Update Webcast

• 23 well, second half 2021 development drilling program to be underway two weeks early

• Corporate presentation to be webcast June 16 after the Annual and Special Meeting

CALGARY, June 8, 2021 – OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce that we expect to start our 23 well, second half 2021 development program two weeks earlier than anticipated. In addition, following our upcoming Annual and Special Meeting on June 16, 2021, we will hold a webcast presentation that provides a corporate update from our Interim President and CEO, Mr. Stephen Loukas, and other members of management.

OPERATIONAL UPDATE

Our second half 2021 development program will begin with our Cardium 1-33 Open Creek two-well pad in our East Crimson asset, with our first well expected to spud on June 16. By constructing padsites earlier in the year, we are able to capitalize on the favourable ground and weather conditions this spring and begin our second half development program two weeks earlier than anticipated.

“We’re excited to start our second half program early,” said Mr. Loukas. “Our two-rig continuous drilling program will build on the strong results of our first half program that includes some new drilling records and pacesetter wells. The continued strength in commodity prices and recent market dynamics are highly encouraging, providing additional potential value to the Company through our significant capability to scale our development drilling, pay down debt and act on opportunities as we identify them.”

We expect to drill 23 wells (20.6 net) in our two-rig continuous drilling program in the remainder of 2021, predominantly in our Willesden Green and Pembina Cardium assets. Combined with the nine (9.0 net) wells drilled in our first half 2021 program (including one well rig-released in December 2020), we expect to bring 25 wells (22.8 net) on production in 2021 with the remaining seven wells (6.8 net) expected on production early in the first quarter of 2022.

In addition, we brought the first of three Cardium wells on stream today at our four-well 6-21 Faraway pad in our East Crimson area. The other two wells are expected to be brought on stream this week. The fourth well on this pad is expected on production by mid-June, delayed by an investigation of a downhole mechanical issue. With these four wells active, our entire nine-well first half program will be on production.

HEDGING UPDATE

The Company has the following financial oil and gas contracts in place on a weighted average basis:

Term	Notional Volume	Pricing (CAD)
Oil – WTI
April 2021	5,525 bbl/d	$77.90/bbl
May 2021	5,956 bbl/d	$79.67/bbl
June 2021	5,483 bbl/d	$80.64/bbl

Natural Gas – AECO
April 2021	26,065 mcf/d	$2.83/mcf
May 2021	21,326 mcf/d	$2.68/mcf
June 2021	21,326 mcf/d	$2.67/mcf
July – October 2021	21,326 mcf/d	$2.57/mcf

Additionally, the Company has the following physical contracts in place:

	Notional Volume	Term	Pricing (CAD)
Physical Oil Contracts[1]
WTI	571 bbl/d	Apr – Jun 2021	$59.04/bbl
Light Oil Differential2 3
	1,245 bbl/d	Apr – Jun 2021	$5.51/bbl
	1,280 bbl/d	Jul – Sep 2021	$5.82/bbl
Light Oil Differential – USD[2]
	1,556 bbl/d	Apr – Jun 2021	US$4.00/bbl
	1,539 bbl/d	Jul – Sep 2021	US$4.42/bbl
Heavy Oil Differential[4]
	564 bbl/d	Jul – Sep 2021	$14.85/bbl
Heavy Oil Differential[5] - USD
	550 bbl/d	Jul – Sept 2021	US$26.00/bbl

(1)	WTI, differentials and foreign exchange hedged to lock-in positive net operating income on certain heavy oil properties.
(2)	Differentials completed on a WTI–MSW basis.
(3)

USD transactions completed on a US$ WTI–US$ MSW basis and converted to Canadian dollars using a fixed foreign exchange ratio of CAD/USD $1.281 in the second quarter of 2021 and $1.279 in the third quarter of 2021.

(4)	Differentials completed on a WTI–WCS basis.
(5)	Hedged on a USD basis and inclusive of WCS differential, quality and transportation charges.

ANNUAL AND SPECIAL MEETING

The Company’s Annual and Special Meeting (“Meeting”) is scheduled for Wednesday, June 16, 2021 at 9:00 am (Mountain Daylight Time) at the offices of Obsidian Energy. Access to the Meeting will, subject to Company’s by-laws, be limited to essential personnel and registered shareholders and proxyholders entitled to attend and vote at the Meeting

Due to restrictions on gatherings implemented by the Government of Alberta in response to the COVID-19 (Coronavirus) outbreak, guidelines issued with respect to social distancing and out of concern for the wellbeing of all participants, we strongly recommend that registered shareholders not attend the meeting in-person. Any person attending the Meeting in person will be required to follow the Company’s health and safety measures, which will include physical distancing, use of personal protective equipment (including facemasks) and completion of a health-assessment. The precautionary measures being taken by the Company are intended to reduce the potential risks associated with the COVID-19 pandemic, and they may be further updated as necessary to incorporate evolving recommendations and directives of public health authorities.

Additional information about the Meeting can be found on our website.

YOUR VOTE IS IMPORTANT–PLEASE VOTE TODAY

The Board of Directors recommend that Shareholders vote FOR the proposed resolutions. Submit your vote in advance of the proxy deposit deadline of 9:00 a.m. (Mountain Daylight Time) on Monday, June 14, 2021.

UPDATED CORPORATE PRESENTATION AND WEBCAST

In association with the Meeting, our Interim President and CEO, Mr. Stephen Loukas and other members of management will host a webcast presentation online on Wednesday, June 16, 2021 at 10:30 am Mountain Daylight Time (12:30 pm Eastern Daylight Time) (the “Presentation”).

The Presentation will be broadcast live on the Internet and may be accessed either through our website or directly at the webcast portal. Those who wish to listen to the Presentation should connect five to 10 minutes prior to the scheduled start time through the following numbers:

Canada / USA:	1-800-319-4610 (toll-free)
Toronto:	1-416-915-3239
Calgary:	1-403-351-0324

A question and answer session will be held following the Presentation. If you wish to submit a question to the Company, participants can do so ahead of time after registering on the webcast portal on the Intranet or by emailing questions to investor.relations@obsidianenergy.com. The updated corporate presentation and Presentation will be available for replay on our website, www.obsidianenergy.com.

ADDITIONAL READER ADVISORIES

ABBREVIATIONS

Oil
bbl	barrel or barrels
bbl/d	barrels per day
WCS	Western Canadian Select for natural gas
MSW	Mixed Sweet Blend
WTI	West Texas Intermediate

Natural Gas
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
AECO	Alberta benchmark price for natural gas

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the commencement and locations of our twenty-three well, second half 2021 development program; our expected spud, streaming and on production dates for various locations; continuing to build on the strong results of our first-half program; our hedges; and the date and time of our Meeting and Presentation.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations and assumptions will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Important factors that could cause actual results and events to differ from those described in the forward-looking statements can be found in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the OTCQX Market in the United States under the symbol “OBE” and “OBELF” respectively.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

4